UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Arena Fortify Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
04005A203
(CUSIP Number)

December 31, 2022**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reflects the CUSIP number for the Issuer’s Units, each consisting of one share of Class A common stock, par value $0.0001 per share (“Common Stock”) and one-half of one redeemable warrant (the “Units”).

CUSIP No. 04005A203	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 04005A203	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 04005A203	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. (a)	Name of Issuer

Arena Fortify Acquisition Corp.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

405 Lexington Avenue, 59th Floor, New York, New York 10174

Item 2. (a)	Name of Person Filing

This Amendment No. 1 to Schedule 13G is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Corbin ERISA Opportunity Fund, Ltd.;
(ii)	Corbin Capital Partners, L.P.; and
(iii)	Corbin Capital Partners GP, LLC

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Corbin ERISA Opportunity Fund, Ltd., Corbin Capital Partners, L.P., and Corbin Capital Partners GP, LLC is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2. (c)	Citizenship

Corbin Capital Partners, L.P. is a Delaware limited partnership. Corbin ERISA Opportunity Fund, Ltd. is a Cayman Islands exempted company. Corbin Capital Partners GP, LLC is a Delaware limited liability company.

Item 2. (d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2. (e)	CUSIP Number

04005A203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4(a)	Amount Beneficially Owned:

(a)	Amount beneficially owned:

Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(b)	Percent of class:
Corbin ERISA Opportunity Fund, Ltd. - 0%
Corbin Capital Partners, L.P. - 0%
Corbin Capital Partners GP, LLC - 0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(ii) Shared power to vote or to direct the vote:

Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(iii) Sole power to dispose or to direct the disposition of:

Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

(iv) Shared power to dispose or to direct the disposition of:

Corbin ERISA Opportunity Fund, Ltd. - 0
Corbin Capital Partners, L.P. - 0
Corbin Capital Partners GP, LLC - 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to Schedule 13G with respect to the Class A Common Stock, par value $0.0001 of Arena Fortify Acquisition Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2023

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory